Announcement to the Market 1st Quarter 2026 Results Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and to the market in general that the Complete Financial Statements for the year ended March 31, 2026, and the Management Discussion and Analysis for the 1st Quarter of 2026 are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information set forth below: • Press Presentation on the quarterly results, scheduled for Wednesday, 05/06/2026 at 08:00 a.m. (EDT) / 09:00 a.m. (Brasília time) (Attachment 01); • Presentation of the interactive meeting on the quarterly results, scheduled for Wednesday, 05/06/2026 at 09:00 a.m. (EDT) / 10:00 a.m. (Brasília time) (Attachment 02); • Institutional Presentation of the 1st quarter of 2026 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. This information reinforces our commitment to transparency in our disclosures to various strategic audiences. São Paulo - SP, May 05, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

Announcement to the Market Attachment 01 (portuguese only)

1 São Paulo, 06 de Maio de 2026 Itaú Unibanco Holding S.A.

2 Destaques Nota: A partir do primeiro trimestre de 2026, a demonstração de resultado considera as reclassificações gerenciais anunciadas no fechamento do quarto trimestre de 2025, além da consolidação do resultado da Avenue em função da aquisição do controle da companhia. (1) Desconsiderando o efeito da distribuição antecipada de dividendos ocorrida no final de 2025, o resultado recorrente gerencial seria de R$ 12,7 bilhões. (2) Considerando o Capital Principal (CET I) em 11,5%, no 1T26 o retorno recorrente gerencial consolidado seria de 25,8% e no Brasil seria 27,6%. 1T26 0,3% vs 4T25 10,4% vs 1T25 R$ 12,3 bilhões Resultado recorrente gerencial¹ 1T26 0,4 p.p. vs 4T25 2,3 p.p. vs 1T25 ROE recorrente gerencial² 24,8%CONSOLIDADO 0,4 p.p. vs 4T25 2,8 p.p. vs 1T25 BRASIL mar/26 Carteira de crédito (ex- variação cambial) R$ 1.483 bilhões mar/26 NPL > 90 dias mar/26 NPL 15 e 90 dias 0,1 p.p. vs dez/25 0,1 p.p. vs mar/25 1,7% Estável vs dez/25 Estável vs mar/25 1,9% 26,4% 1T26 Despesas não decorrentes de juros 5,0% vs 4T25 4,8% vs 1T25 R$ 16,2 bilhões 1,2% vs dez/25 9,0% vs mar/25

3 mar/26 dez/25 D mar/25 D Pessoas físicas 479,5 474,3 1,1% 448,8 6,8% Cartão de crédito 150,2 153,5 -2,1% 138,9 8,2% Crédito pessoal 68,6 67,4 1,8% 67,3 1,8% Crédito consignado 78,6 75,3 4,4% 74,1 6,1% Veículos 35,7 36,3 -1,7% 36,8 -3,2% Crédito imobiliário 146,4 141,7 3,3% 131,6 11,2% Micro, pequenas e médias empresas 302,8 303,1 -0,1% 273,2 10,9% Grandes empresas 454,8 455,9 -0,2% 425,3 6,9% Total Brasil 1.237,1 1.233,2 0,3% 1.147,3 7,8% América Latina 245,6 257,6 -4,7% 235,8 4,2% Total¹ 1.482,7 1.490,8 -0,5% 1.383,1 7,2% Total (ex-variação cambial) 1.482,7 1.465,3 1,2% 1.360,2 9,0% Micro, pequenas e médias empresas 302,8 299,3 1,2% 266,1 13,8% Grandes empresas 454,8 451,6 0,7% 418,0 8,8% América Latina 245,6 240,2 2,2% 226,9 8,2% 1T26 x 4T25 em R$ bilhões (1) Inclui títulos privados e garantias financeiras prestadas. 2,2% Saldo médio Pessoas Físicas 4,6%MPMEs Carteira de crédito 1,6%Grandes Empresas 3,6%América Latina mar/26 x dez/25 mar/26 x mar/25 Privado MPMEs Programas governamentais 19,1% Consignado 63,0% mar/26 x dez/25 mar/26 x mar/25 4,0% 52,2% Cartões PF target 0,0% Cartão de crédito 9,9% Uniclass + Personnalité 0,5% 20,2% mar/26 x dez/25 mar/26 x mar/25

4 3,8% 3,6% 3,6% 3,6% 3,6% 3,6% 1,7% 1,6% 1,6% 1,7% 1,8% 1,9% 0,1% 0,1% 0,1% 0,1% 0,1% 0,1% dez/24 mar/25 jun/25 set/25 dez/25 mar/26 NPL 15 - 90 dias - % Pessoas físicas Brasil Total Micro, pequenas e médias empresas América Latina Grandes empresas consolidado NPL 90 dias - % Brasil consolidado Brasil Nota: no primeiro trimestre de 2026, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de março/26 e em atraso acima de 90 dias no valor de R$ 32 milhões, sem impacto nos indicadores de qualidade. 2,8% 3,1% 3,0% 3,0% 2,7% 3,0% 1,2% 1,2% 1,2% 1,3% 1,3% 1,4% 0,02% 0,09% 0,05% 1,05% 0,03% 0,1% dez/24 mar/25 jun/25 set/25 dez/25 mar/26 1,6% 1,8% 1,7% 2,0% 1,6% 1,7% 1,5% 1,7% 1,6% 1,9% 1,5% 1,7% 2,3% 2,2% 2,3% 2,2% 2,1% 2,1% dez/24 mar/25 jun/25 set/25 dez/25 mar/26 2,0% 1,9% 1,9% 1,9% 1,9% 1,9% 2,1% 2,0% 2,0% 2,0% 2,0% 2,1% 1,3% 1,4% 1,4% 1,3% 1,2% 1,1% dez/24 mar/25 jun/25 set/25 dez/25 mar/26 Qualidade do crédito

5 Carteira PF com Garantia: 56% 56% 21% 18% 8% 100 123 105 dez/19 jan/26 100 123 106 dez/19 jan/26 Veículos Pessoa física | endividamento¹ ex-imobiliário 36% Qualidade do crédito Total 55% Pessoa física | atraso acima de 90 dias MPME | Carteira com garantia 15% dez/19 mar/26 +x,xp.p. +x,xp.p. Crédito Pessoal² Cartão de crédito Itaú Mercado ex- Itaú Target Total (1) Endividamento: Soma total das dívidas com o SFN / Renda acumulada das famílias dos últimos 12 meses. Considerando base 100 em dez/19, em jan/26, o endividamento do mercado total incluindo imobiliário é de 120, enquanto o Itaú total é de 112. Considerando base 100 em dez/19, o Itaú considerando o público target incluindo imobiliário é de 108. Fonte: Banco Central. (2) Crédito pessoal não consignado. Produtor Rural 78% Market share ~20% 4% Agro | mar/26 Carteira Produtor Rural com Alienação Fiduciária Carteira | Base 100 100 199 dez/19 mar/26 Concentração³ 20% dez/19 mar/26 Investment Grade4 69% 79% dez/19 mar/26 Grandes Empresas Market share RJs Agro 31% (D vs dez/19) 17% Consignado privado 82% (3) 10 maiores exposições de risco de crédito (considerando crédito, títulos e garantias) dividido pelo total da carteira. (4) Critério interno. Micro e Pequenas 37% 70% dez/19 mar/26 7,1% 4,2% 9,3% 5,1% 10,2% 5,1% 6,2% 3,5% 100 123 105 dez/19 jan/26 Mercado (ex-imob) Itaú (ex-imob)

6 Consolidado Brasil Índice de Eficiência (%) Em R$ bilhões 1T26 4T25 D 1T25 D Comercial e administrativa (pessoal) (6,5) (6,7) -3,4% (6,0) 7,2% Transacionais (pessoal, operações e atendimento) (3,9) (4,2) -7,1% (4,0) -1,0% Tecnologia (pessoal e infraestrutura) (3,1) (3,2) -2,5% (2,8) 8,9% Outras despesas (0,5) (0,7) -31,0% (0,5) 10,2% Total - Brasil (14,0) (14,8) -5,6% (13,3) 5,2% América Latina (2,2) (2,2) -1,0% (2,2) 1,9% Despesas não decorrentes de juros (16,2) (17,0) -5,0% (15,5) 4,8% Despesa não decorrente de juros 39,6% 37,0% 38,0% 38,8% 38,3% 37,1% 37,4% 35,1% 36,3% 37,1% 36,4% 34,9% 4T24 1T25 2T25 3T25 4T25 1T26

7 (1) Inclui ajustes prudenciais e patrimoniais. Capital principal (CET I) Capital complementar nível I (AT1) Capital Índice de Capital nível I - dez/25 Lucro líquido Índice de Capital nível I - mar/26 + 0,8% Phase in risco operacional e resolução 229 - 0,3% 1,4% 12,0% Ativos ponderados pelo risco1 - 0,5% 13,4% Dividendos, juros sobre capital próprio e recompra de ações - 0,4% 12,3% 1,5% 13,8%

8 Relatórios anuais Sumário GRI, SASB, ODS, PRB e PRSAC. Planilha de indicadores ESG com dados históricos

9 Investimentos no Brasil Mais de R$ 1 trilhão em valor investido desde 2015 R$ 129 bi em 2025 R$ 29 bi 9% 34% 23% Impostos e Tributos 34% R$ 44 bi R$ 44 biR$ 11 bi Investimento no Brasil em 2025 Em R$ bilhão Nota: Baseado em informações gerenciais. Valor distribuídos aos colaboradores e terceiros Valor atribuído aos acionistas Investimento em Tecnologia e Infraestrutura

10 São Paulo, 06 de Maio de 2026 Itaú Unibanco Holding S.A.

Announcement to the Market Attachment 02

1 São Paulo, May 6th 2026 Itaú Unibanco Holding S.A.

2 Highlights Note: As from the first quarter of 2026, the income statement considered the managerial reclassifications announced at the closing of the fourth quarter of 2025, in addition to the consolidation of Avenue’s results due to the acquisition of control of the company. (1) Excluding the effect of the early dividend distribution that occurred at the end of 2025, the recurring managerial result would have been R$12.7 billion. (2) Considering the Common Equity Tier I (CET I) at 11.5%, in 1Q26 the consolidated recurring managerial return would have been 25.8% in the consolidated and 27.6% in Brazil. 1Q26 0.3% vs 4Q25 10.4% vs 1Q25 R$12.3 billion Recurring managerial result¹ 1Q26 0.4 p.p. vs 4Q25 2.3 p.p. vs 1Q25 Recurring managerial ROE² 24.8%CONSOLIDATED 0.4 p.p. vs 4Q25 2.8 p.p. vs 1Q25 BRAZIL Mar-26 Credit portfolio (ex- fx variation) R$1,483 billion 4,5 % vs dez/25Ex-variação cambial Mar-26 > 90 days NPL Mar-26 15 - 90 days NPL mar-26 0,3 p.p. vs dez-25 0,6 p.p. vs mar-25 Capital principal (CET I) 12,0%0.1 p.p. vs Dec-25 0.1 p.p. vs Mar-25 1.7% Stable vs Dec-25 Stable vs Mar-25 1.9% Estável vs dez-25 0,1 p.p. vs mar-25 2,1%BRASIL 26.4% EM ATUALIZAÇÃO 1Q26 Non-interest expenses 5.0% vs 4Q25 4.8% vs 1Q25 R$16.2 billion 1.2% vs Dec-25 9.0% vs Mar-25

3 Mar-26 x Dec-25 Mar-26 x Mar-25 1Q26 x 4Q25 1T26 x 1T25 In R$ billion Private sector Target clients 0.0% SMEs Government facilities 9.9% 19.1% Payroll loans Credit cards R$ 32 bilhões Originação últimos 12 meses Maior banco privado em Crédito Imobiliário 51% market share entre os privados² 63.0% Uniclass + Personnalité 0.5% 20.2% 2.2% Average balance Individuals 6,8% 4.6%SMEs 2,7% Credit portfolio EM ATUALIZAÇÃO EM ATUALIZAÇÃO 1.6%Corporate 6,8% 3.6%Latin America 4,5% 4.0% 52.2% Itaú Unibanco Sistema ex- Itaú Unibanco NPL 90 dias – mar/26 5,1% Cartão de crédito 10,2% Produtor Rural: ~ 30% da carteira Agro + 80% da carteira com garantia forte  tri +0,1 p.p. +0,1 p.p. Agronegócio Mar-26 Dec-25  Mar-25  Individuals 479.5 474.3 1.1% 448.8 6.8% Credit card loans 150.2 153.5 -2.1% 138.9 8.2% Personal loans 68.6 67.4 1.8% 67.3 1.8% Payroll loans 78.6 75.3 4.4% 74.1 6.1% Auto loans 35.7 36.3 -1.7% 36.8 -3.2% Mortgage 146.4 141.7 3.3% 131.6 11.2% Very small, small and middle market loans 302.8 303.1 -0.1% 273.2 10.9% Corporate loans 454.8 455.9 -0.2% 425.3 6.9% Total Brazil 1,237.1 1,233.2 0.3% 1,147.3 7.8% Latin America 245.6 257.6 -4.7% 235.8 4.2% Total¹ 1,482.7 1,490.8 -0.5% 1,383.1 7.2% Total (ex-fx variation) 1,482.7 1,465.3 1.2% 1,360.2 9.0% Very small, small and middle market loans 302.8 299.3 1.2% 266.1 13.8% Corporate loans 454.8 451.6 0.7% 418.0 8.8% Latin America 245.6 240.2 2.2% 226.9 8.2% (1) Includes private securities and financial guarantees provided. Mar-26 x Dec-25 Mar-26 x Mar-25 Mar-26 x Dec-25 Mar-26 x Mar-25

4 9.2% 9.4% 9.2% 9.1% 9.1% 6.2% 6.4% 6.3% 6.2% 6.1% 6.2% 1Q25 2Q25 3Q25 4Q25 1Q26 In R$ billion Margin with clients Risk-adjusted margin with clients R$0.1 bn (+0.3%) Financial margin with clients Annualized average margin Consolidated Annualized average margin Brazil (1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and structured wholesale operations. R$0.4 bn (+1.1%) ¹ ¹2 3 R$0.2 bn (-0.7%) 31.7 27.7  27.8 32.1 31.5 -4.0 -0.1 -0.6 -0.1 -0.6 0.4 0.5 4.2 4Q25 Working capital and others 4Q25 Spread-sensitive operations 4Q25 Average Volume Product Mix Spreads and liabilities' margin Calendar and working days Latin America and others Spread-sensitive operations 1Q26 Working capital and others 1Q26 (ex-earlier dividend payment) 1Q26 (ex-earlier dividend payment) Earlier dividend payment 1Q26 10.1% 10.3% 10.1% 10.0% 10.0% 6.7% 7.0% 6.8% 6.8% 6.6% 6.7% 1Q25 2Q25 3Q25 4Q25 1Q26 Risk-adjusted margin with clients (ex-early dividend distribution)

5 Financial margin with the market Brazil Latin America Capital index hedge in R$ billion 0.2 0.2 0.3 0.2 0.2 1.2 1.3 1.3 1.1 1.3 0.9 0.9 0.9 0.6 0.8 -0.5 -0.6 -0.7 -0.7 -0.7 1Q25 2Q25 3Q25 4Q25 1Q26

6 (1) Includes fund management fees and “consórcio” management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims. Seguros6 2025 x 2024 13,1%Prêmios ganhos 20,4%Resultado recorrente Adquirência 1T26 x 4T25 1T26 x 1T25 26,0%5,9%R$ 283 bilhões Volume transacionado Administração de recursos mar/25 x mar/24 Xx,x%R$ xxx bilhões Captação líquida em 2025 R$ x,x trilhões Ativos sob Gestão e Administração4 Xx,x% 27% de market share Líder5 em originação e distribuição de renda fixa em 2M26 R$ 16 bi Volume originado Commissions, fees and result from insurance EM ATUALIZAÇÃO EM ATUALIZAÇÃO 1Q26 4Q25  1Q25  Card issuance 3.3 3.5 -6.3% 3.2 1.5% Current account for individuals 0.5 0.6 -5.1% 0.7 -21.5% Credit operations and guarantees issued 0.6 0.6 5.5% 0.6 5.4% Payments and collections 2.0 2.2 -9.2% 2.1 -7.0% Asset management¹ 1.9 2.1 -8.3% 1.7 15.1% Advisory services and brokerage 1.3 1.5 -13.5% 1.1 18.9% Other Brazil 0.5 0.5 -9.4% 0.5 -1.8% Latin America 0.9 1.0 -1.2% 0.9 3.1% Commissions and fees 11.0 11.8 -7.1% 10.7 2.4% Insurance, pension plans and premium bonds² 3.0 3.0 0.0% 2.6 17.2% Commissions and insurance 14.0 14.9 -5.7% 13.3 5.3% in R$ billion

7 2.8% 3.1% 3.0% 3.0% 2.7% 3.0% 1.2% 1.2% 1.2% 1.3% 1.3% 1.4% 0.02% 0.09% 0.05% 1.05% 0.03% 0.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 2.0% 1.9% 1.9% 1.9% 1.9% 1.9% 2.1% 2.0% 2.0% 2.0% 2.0% 2.1% 1.3% 1.4% 1.4% 1.3% 1.2% 1.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 1.6% 1.8% 1.7% 2.0% 1.6% 1.7% 1.5% 1.7% 1.6% 1.9% 1.5% 1.7% 2.3% 2.2% 2.3% 2.2% 2.1% 2.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 3.8% 3.6% 3.6% 3.6% 3.6% 3.6% 1.7% 1.6% 1.6% 1.7% 1.8% 1.9% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 15 - 90 days NPL - % Consolidated 90 days NPL- % Brazil Consolidated Brazil (1) No primeiro trimestre de 2026, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de março/26 e em atraso acima de 90 dias no valor de R$ x,x bilhões. Credit quality Brazil Total Latin America Individuals Very small, small and middle market companies Corporate Note: In the first quarter of 2026, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of March-26 and overdue over 90 days worth R$32 million, without impact in credit ratios.

8 7.1% 4.2% 100 123 105 Dec-19 Jan-26 56% 21% 18% 8% Auto loans Individuals | indebtedness¹ ex-mortgage 36% Credit Quality Total 55% Individuals | Over 90 days NPL SMEs | Collateralized portfolio 15% Dec-19 Mar-26 Personal loans² Credit card Itaú Mercado ex- Itaú Target Total (1) Indebtedness: total amount of debt with the National Financial System (SFN) / families’ accumulated income over the last 12 months. Considering a base of 100 in Dec-19, in Jan-26 total market indebtedness including mortgage was 120, while Itaú total was 112. Considering a base of 100 in Dec-19, in Jan-26 Itaú, considering target clients including mortgage was 108. Source: Brazilian Central Bank. (2) non-payroll personal loan. Individuals’ credit portfolio with collaterals: 56% Farmers 78% Market share ~20% 4% Agribusiness | Mar-26 Farmers’ credit portfolio with collaterals³ Portfolio | Base 100 100 199 Dec-19 Mar-26 Concentration5 20% Dec-19 Mar-26 % Investment Grade6 69% 79% Dec-19 Mar-26 Corporate Agribusiness chapter 114 mkt share 31% ( vs Dec-19) 17% Private payroll loans 82% (3) Land lien. (4) The Brazilian equivalent to chapter 11; (5) 10 largest credit risk exposures (including credit, securities and financial guarantees) over total portfolio. (6) internal criteria. Very small and Small 37% 70% Dec-19 Mar-26 9.3% 5.1% 10.2% 5.1% 6.2% 3.5% Traduzir 100 123 106 Dec-19 Jan-26 Market x-Itaú

9 22.9% 23.7% 24.1% 23.9% 23.3% 22.9% 24.5% 26.1% 26.5% 26.5% 26.3% 26.2% 16.9% 16.6% 16.7% 14.5% 14.4% 14.6% 23.9% 22.9% 23.6% 24.2% 22.5% 20.8% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 55.0% 56.1% 55.8% 55.9% 54.7% 53.6% 59.8% 61.4% 59.2% 59.6% 59.7% 59.3% 42.4% 43.1% 43.4% 40.2% 39.4% 39.7% 55.3% 55.9% 57.1% 57.8% 55.4% 52.2% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Stage 2 portfolio (1) No quarto trimestre de 2024, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de dezembro/24 no valor de R$ 70 milhões do segmento de grandes empresas. +0,02 p.p. Stage 3 portfolio Stage 3 coverageStage 2 coverage Credit quality – Resolution 4,966 ratios 4.1% 4.3% 4.2% 4.1% 4.0% 4.2% 7.7% 8.0% 7.8% 7.6% 7.4% 7.5% 4.6% 4.6% 4.6% 4.4% 4.1% 4.0% 1.7% 1.8% 1.8% 1.9% 1.9% 2.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 4.4% 4.4% 4.3% 4.2% 3.9% 4.0% 6.0% 5.8% 5.9% 5.8% 5.8% 5.7% 4.2% 4.3% 4.2% 4.0% 3.8% 3.7%3.5% 3.5% 3.3% 3.3% 2.7% 3.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Individuals Total Latin America Companies

10 Quality and cost of credit 40.1 38.8 38.4 35.1 34.8 23.7 22.6 22.0 18.3 18.0 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 2.7% 2.7% 2.7% 2.7% 2.7% 3.2% 3.1% 3.0% 2.6% 2.6% Annualized cost of credit / Loan portfolio² - (%) Cost of credit¹ (in R$ billion) Renegotiated portfolio (Credit and securities) (in R$ billion) Renegotiated portfolio/ Total portfolio³ - (%) 9.5 9.4 9.4 9.7 10.0 1Q25 2Q25 3Q25 4Q25 1Q26 Renegotiated Restructured (1) Expected loss expenses + recovery of loans + discounts granted. (2) cost of credit over the average portfolio, that includes FIDC, exposures to financial institutions and the operations by our agribusiness trading company. (3) Loan portfolio balance ex- financial guarantees provided.

11 39.6% 37.0% 38.0% 38.8% 38.3% 37.1% 37.4% 35.1% 36.3% 37.1% 36.4% 34.9% 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Consolidated Brazil Efficiency ratio (%) Non-interest expenses 1Q26 4Q25  1Q25  Commercial and administrative (personnel) (6.5) (6.7) -3.4% (6.0) 7.2% Transactional (personnel, operations and services) (3.9) (4.2) -7.1% (4.0) -1.0% Technology (personnel and infrastructure) (3.1) (3.2) -2.5% (2.8) 8.9% Other (0.5) (0.7) -31.0% (0.5) 10.2% Total - Brazil (14.0) (14.8) -5.6% (13.3) 5.2% Latin America (2.2) (2.2) -1.0% (2.2) 1.9% Non-interest expenses (16.2) (17.0) -5.0% (15.5) 4.8% In R$ billion

12 (1) Includes Prudential and equity adjustments. Capital Dec-25 Tier I capital Net income Mar-26 Tier I capital + 0.8% Phase in of operational risk and resolution 229 - 0.3% 1.4% 12.0% Risk weighted assets1 - 0.5% 13.4% Dividends and interest on own capital and shares buyback - 0.4% 12.3% 1.5% 13.8% Common Equity Tier I (CET I) Additional Tier I (AT1)

13 Annual reports Integrated Annual Report ESG Report Strategic overview of value creation and business, as well as climate-related topics and capital performance Overview of environmental, social and Governance topics, focusing on management practices and business GRI summary, SASB, SDG, PRB and PRSAC. ESG indicators spreadsheet with historical data

14 São Paulo, May 6th 2026 Itaú Unibanco Holding S.A.

15 Additional information

16 2026 Guidance Guidance for the year remains unchanged 2026 Guidance Total credit portfolio¹ Credit portfolio - Brazil Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate Growth between 5.5% and 9.5% Growth between 6.5% and 10.5% Between 29.5% and 32.5% Growth between 1.5% and 5.5% Growth between 5.0% and 9.0% Between R$38.5 bn and R$43.5 bn Between R$2.5 bn and R$5.5 bn Growth between 5.0% and 9.0% (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (+) expenses for claims

17 Results In R$ million 1Q26 4Q25 1Q25 Operating Revenues 46,822 47,617 -1.7% 44,793 4.5% Managerial Financial Margin 32,326 32,314 0.0% 31,081 4.0% Financial Margin with Clients 31,506 31,717 -0.7% 30,158 4.5% Financial Margin with the Market 820 597 37.4% 923 -11.2% Commissions and Fees 10,993 11,836 -7.1% 10,736 2.4% Revenues from Insurance 1 3,504 3,468 1.0% 2,976 17.7% Cost of Credit (9,952) (9,710) 2.5% (9,524) 4.5% Expected Loss Expenses (10,241) (10,031) 2.1% (9,494) 7.9% Discounts Granted (949) (1,195) -20.6% (1,262) -24.8% Recovery of Loans Written Off as Losses 1,238 1,516 -18.3% 1,233 0.4% Retained Claims (470) (435) 8.2% (389) 20.9% Other Operating Expenses (18,875) (19,686) -4.1% (18,152) 4.0% Non-interest Expenses (16,188) (17,045) -5.0% (15,450) 4.8% Tax Expenses for ISS, PIS, Cofins and Other Taxes (2,687) (2,642) 1.7% (2,701) -0.5% Income before Tax and Minority Interests 17,525 17,786 -1.5% 16,729 4.8% Income Tax and Social Contribution (4,939) (5,055) -2.3% (5,280) -6.5% Minority Interests in Subsidiaries (305) (414) -26.5% (321) -5.1% Recurring Managerial Result 12,282 12,317 -0.3% 11,128 10.4%   (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims.

18 Business model (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims . (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Minority Interests in Subsidiaries. Total Credit Trading Insurance & services Excess capital Total Credit Trading Insurance & services Excess capital Total Credit Trading Insurance & services Excess capital Operating revenues 46.8 26.6 1.0 18.8 0.4 44.8 24.8 0.8 18.6 0.5 2.0 1.8 0.2 0.2 (0.2) Managerial financial margin 32.3 22.4 1.0 8.5 0.4 31.1 20.8 0.8 9.0 0.5 1.2 1.6 0.2 (0.5) (0.2) Commissions and fees 11.0 4.2 - 6.8 - 10.7 4.1 - 6.7 - 0.3 0.1 - 0.1 - Revenues from insurance ¹ 3.5 - - 3.5 - 3.0 - - 3.0 - 0.5 - - 0.5 - Cost of credit (10.0) (10.0) - - - (9.5) (9.5) - - - (0.4) (0.4) - - - Retained claims (0.5) - - (0.5) - (0.4) - - (0.4) - (0.1) - - (0.1) - Non-interest expenses and other² (19.2) (10.1) (0.2) (8.8) (0.0) (18.5) (9.8) (0.2) (8.4) (0.0) (0.7) (0.4) (0.0) (0.4) 0.0 Recurring managerial result 12.3 4.8 0.5 6.6 0.3 11.1 3.9 0.3 6.4 0.5 1.2 0.9 0.2 0.2 (0.2) Average regulatory capital 198.2 126.8 8.8 51.3 11.3 196.8 120.3 4.9 51.5 20.1 1.3 6.4 3.9 (0.2) (8.8) Value creation 5.4 0.6 0.2 4.7 (0.1) 4.3 (0.2) 0.2 4.6 (0.2) 1.1 0.8 0.0 0.1 0.1 Recurring managerial ROE 24.8% 15.3% 23.5% 51.7% 10.4% 22.5% 13.1% 27.8% 49.6% 9.1% 2.3 p.p. 2.2 p.p. -4.3 p.p. 2.1 p.p. 1.3 p.p. 1Q26 1Q25  (1Q26 x 1Q25)In R$ billion

19 São Paulo, May 6th 2026 Itaú Unibanco Holding S.A.

Announcement to the Market Attachment 03

Institutional Presentation

With 101 years of history, we are the largest bank in Latin America* Market Value¹ USD 96 bn Total Assets² BRL 3,200 bn Loan Portfolio² BRL 1,482.7 bn Recurring ROE³ 24.8% Efficiency Ratio in Brazil5 36.2% Employees in Brazil and overseas² 91.5 k We are the only bank in Latin America making up the Dow Jones Sustainability Index since it was launched We are the most valuable brand4 in South America Recurring Managerial Result BRL12.3 bn in 1Q26 94.6% Brazil | 5.4% Latin America³ USD 9.9 bn (1) Market value in April 30, 2026. Source: Bloomberg; (2) On March 31,2026; (3) In the 1st quarter of 2026; (4) Brand Finance – Global 500 2026; (5) Last 12 months ending in March, 2026. Note: Loan Portfolio considers financial guarantees provided and private securities *In market cap on April 30,2026. We are obstinate to delight clients, through physical and digital services. We seek to transform ourselves whenever needed for sustainable growth We are a universal bank present in 18 countries with retail operations in Latin America 2

3

4 1924 Casa Moreira Salles (Unibanco) opens the banking division in 1924 and Banco Central de Crédito (Itaú) opens in 1943 1960 First credit and debit cards Our ability to adapt, innovate and change has enabled us to get where we are now 1970 1980 2000 200220072008201220142019 2020 2022 2023 2024 One of the four top data processing centers in Brazil is set up 1979 Itautec is created Banking automation begins Technical Operations Center (CTO) is set up First bank with no physical branches in Brazil, the Banco1.net Acquisition of BBA gives rise to the largest investment bank in Brazil Mobile Banking in Brasil New Brazilian Payment System is set up First iPhone is launched Merger of Banco Itaú and Unibanco creates Brazil’s largest private bank Itaú launches the first banking app Itaú announces a BRL11.1B investment in technology, innovation and client service Fintechs start to gain momentum Acquisition of ZUP speeds up digital transformation Change in regulation (PIX and Open Finance) • New product launched (Íon) • New client solutions developed • Checking account fees package optimization Itaú Shop is launched New Brand launching Made of Future Latest initiatives in the corporate development • Orbia • Avenue One Itaú Single login | 2 apps SuperApp + Íon 1990 First Internet providers 1983 First ATM in Brazil Beyond banking is launched (iPhone pra Sempre) Corporate development • Ideal • TOTVS Itaú 100 years 2025 ICTi (Itaú Science and Technology Institute) Launching of the New Ad Campaign “Feito” Click Here for more Info Itaú Emps

We offer a complete ecosystem... Integrated systems enable the best and most complete experience allowing our customers full access to our solutions in a simple and tempestive manner. We work to offer a full digital operation delivering the best products and services for our clients with a very competitive cost to serve. 5 Individuals Corporate Income up to BRL7 k Income from BRL7 k to BRL15 k Income over BRL15 k or BRL250 k in investments Over BRL10 million in investments Microentrepreneurs Very small and small companies Middle and large companies Note: Itaú BBA also serves the Agro, Infrastructure and Energy, Tech, Real Estate, Multinational and Financial Institutions sectors. The values mentioned above for individuals refer to monthly income.

6 Acquiring (Laranjinha) Digital wallets, contactless payment and more than 50 brands. Loans 100% online through the app or at the branches. Mortgage Exclusive service and support throughout the process. And many more solutions for our customers! ... with the most complete portfolio of financial products and services Payments Payments and Receivables done fast and safe. A gente trabalha para o cliente Auto Loans Vehicle financing 100% online. Insurance Complete portfolio through own and third-party products (open platform), with physical or digital service. Pension Plans / Premium Bonds No loading fee Pension Plans / Premium Bonds prize draw twice a month, monthly, and annually. Asset Management Investment advisory and app connected to news, wallets, clients’ checking account and the support of the advisory team ((Ion). Investment Banking Specialized team dedicated to provide advisory in the capital markets. Derivatives We have the right solution for any scenario. Cash Management Complete cash management solution for institutional clients. Currency Exchange Complete platform to support clients’ travel needs, international payments and cash management. Payroll Loans Payment in fixed monthly installments, deducted directly from the paycheck. Credit Cards We have a card for each client profile. Bank Account Access to several services and benefits for Itaú customers. Fund Administration Complete portfolio through own and third-party products (open platform).

We serve clients how, when and where they want to be served 2.4 k Branches In-Person 12.9 k ATMs3 In Brazil and in our Other Latin American¹ operations WhatsApp E-mail Telephone Chat Click to human Bankline Mobile banking 100% of the features in the App Our footprint is constantly optimized by our clients’ behavior and needs Digital Interactions² in 1Q26 Corporate Remote Our clients choose how they want to be served... Individuals 97% (1) Chile, Colombia, Paraguay and Uruguay. (2) It considers total financing contracts, transfers and payments made in all channels, except for cash. (3) Includes electronic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs. 100% 7

Our commitment: to serve our clients where, when and how they want to be served The client is the focus of everything we do Access to the same type of service, independently of the channel Our team is obstinate in delighting clients... Robust innovation ecosystem based on clients needs ... and always pursue sustainable growth Broad coverage in measuring business NPS, as well as the experience of our products and services Structured feedback process focused on the evolution of our products and services Our clients' satisfaction is reflected in the high level of NPS from our digital application solutions ... that's why it's so important to listen to our clients Visits that connect leadership and frontliners in the whole country on a remote basis (1) Last 12 months. +70k¹ calls +1,000¹ Meetings between branch teams to improve the client experience +60k¹ Leaders calling to hear direct feedback from clients to understand their needs and potential improvement opportunities Products and Services The most complete product portfolio in the Brazilian financial sector, using data to provide the best offers Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service 8

9 Technology enables the best possible service to our customers 98% Quality 1Q26 x 1Q18 increase in the volume of change deployments and technology updates reduction in UX high- impact incidents reduction in the cost of single transactions 2,813% Speed 1Q26 x 1Q18 44% Cost 1Q26 x 1Q18 Quality Method Artificial Intelligence Hyper personalization Efficiency Speed Design experience as a discipline embedded in teams’ day-to-day activities Data & AI fully integrated into our working and development methodology Products methodologies to develop products that customers love Technology modernization with a focus on fast problem resolution Clients + + AI-driven strategy that enhances efficiency and creates hyper- personalized journeys at scale 88% increase in the volume of generative AI initiatives in use at Itaú + increase in the volume of traditional machine learning models 35% Conversational generative AI solutions focused on clients (Pix on WhatsApp, Wealth Specialist and Itaú Emps) Itaú Intelligence 1Q26 x 1Q25 1Q26 x 1Q25 Open innovation ecosystem for continuous evolution Methodology composed of integrated disciplines that leverage business competitiveness and the creation of the best experiences

10 Continuous investment in technology 1Q26 vs 2018 Process review, simplification and optimization, task automation, and data and analytics usage Ongoing activities and processes reviews to seek efficiency gains Strengthening culture We create value in a consistent way + 3x - 31% Solution development investments Infrastructure costs We are organized into multidisciplinary teams in the model of communities/tribes The communities are made of employees from different areas such commercial departments, technology, operations, UX, among others Team-work to understand our clients' needs and to offer what they need when they need them Digital and cultural transformation generates efficiency gains and competitiveness > 20k Employees > 2.9k Squads 38.5 38.4 38.5 38.4 38.0 38.036.8 36.6 36.7 36.5 36.3 36.2 39.6 37.0 38.0 38.8 38.3 37.1 37.4 35.1 36.3 37.1 36.4 34.9 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Efficiency Ratio in Brazil (%) Quarterly Efficiency Ratio (%) Quarterly Efficiency Ratio in Brazil (%)

11 Our ESG strategy has evolved Our ESG Strategy is supported by a solid foundation of governance and conduct, focusing on three pillars of action: Diversity and development Promote diversity and inclusion, fostering the social and financial development of people and companies in favor of a fairer and more prosperous country. Sustainable finance Promote ESG integration into business strategies, through studies, advocacy, development of sustainable products and services and clients’ engagement, with a focus on opportunities for a sustainable economy. Climate transition Improve the resilience of our operations and deliver products and services that support clients in the transition to a low-carbon economy, with a focus on climate adaptation and mitigation. Governance and Conduct Our performance is underpinned by a solid foundation of management and business practices. We maintain a focus on material issues, ensuring transparency and accountability to the market and stakeholders.

12 Diversity and development Women 53.6% of employees by the end of 2025 Black 30.4% of employees by the end of 2025 Leadership positions Goal: 35% to 40% Hiring flow Goal: >50% Full time employees¹ Goal: 27% to 30% Hiring flow Goal: >40% Notes: The indicators are included in our ESG 2025 Report and refer to December 2025. Considers only employees in Brazil. Information on employees from international units is available in each unit's reports. ¹Does not include apprentices and interns. ²Includes operations of Itaú Unibanco SA. ³Based on self-declaration in the Diversity Census. ESG strategic goals 36.1% In 2025 51.1% In 2025 29.5% In 2025 38.5% In 2025 5% people with disabilities² 10% LGBTI+³ Gender Race Age 31.4% Under 30 years old 62.3% Between 30 and 50 years old 6.3% Over 50 years old Retention 51.1% more than 5 years (8 years average) Workforce diversity profile

13 A diverse team is essential… Engage 100% of suppliers in ESG 1 List composed of 100 suppliers selected based on social, environmental, climate and governance risk criteria, in addition to the volume and relevance of contracts and the direct impact on the business. 2 Companies in which women hold more than 50% ownership of the share capital. By 2030, ensure the implementation of a Diversity and Inclusion census in the operations of 100% of audited suppliers. 47% achieved By 2026, to have the ESG questionnaire answered by 100% of our suppliers. 73% achieved By 2030, have 80% of our suppliers conducting emissions inventories of their operations. 56% achieved By 2030, conduct audits of 100% of our sensitive suppliers¹ for ESG criteria. 98% achieved By 2030, allocate BRL 34.7 billions in credit for women-led businesses² BRL 23 billions by the end of 2025 (+9.3% vs 2024) By 2030, allocate BRL 15.0 billions in microcredit operations BRL 2.8 billions by the end of 2025 (19% achieved) By 2030, allocate BRL 67.1 billions in credit for Micro and Small businesses BRL 44.7 millions by the end of 2025 (67% achieved) ESG strategic goals

14 ¹ Scope 2 - By purchase choice.² Except for financed emissions and commuting (categories 15 and 7). Steel: 23% Aluminum 19% Coal: Phase-out Transportation: 44% Cement: 23% Electricity Generation: 63% Sectoral decarbonization goals Priority carbon-intensive sectors for aligning our portfolio with scenarios that limit climate change to 1.5°C. Reduce by 2030: Agriculture: 36% corn, 25% soy e 12% livestock Commitment Net Zero by 2050 We want to become a bank with net-zero carbon emissions By 2030, reduce 50% Our Scope 1 and 2¹ operational emissions 11.2% reduction 16,634 tCO2e (Baseline 2023: 18.738 tCO2e) By 2030, reduce 50% Our Scope 3² operational emissions Strategic Objectives 7.8% reduction 35,288 tCO2e (Baseline 2023: 38.263 tCO2e) …to better understand and serve our clients

15 The sustainability of our performance is reinforced by our commitments to positive impact... ESG strategic goals Financing in sectors with a positive impact of BRL 1 trillion by the end of 2030 Directed for credit operations and financing for the sustainable economy from 2020¹. 1 (1) As of Jan/2025, new accounting criteria in line with advances in the sustainable finance taxonomy are considered. We allocated BRL 577.6 bn of resources to sustainable finance between jan/20 e feb/26 56.5% 44.6% 33.3% 57.7% dec/23 dec/24 dec/25 feb/26

16 ... and by the focus in sustainable value creation Average Cost of CapitalROE Recurring Managerial Result Value Creation Cost of Capital BRL billion 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 1Q25 1Q26 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 1Q25 1Q26 Increase of 26% in value creation 1Q26 x 1Q25

17 1Q26 BRL 31.5 bn Clients NII 0.7% 1Q26 vs. 4Q25 (BRL billion) 4.5% 1Q26 vs. 1Q25 We have been presenting higher revenue with a cost discipline... 20.0 24.0 26.5 30.2 1Q22 1Q23 1Q24 1Q25 1Q26 BRL 14.0 bn Commissions and insurance 5.7% 1Q26 vs. 4Q25 (BRL billion) 5.3% 1Q26 vs. 1Q25 1Q26 BRL 16.2 bn Non-interest expenses 5.0% 1Q26 vs. 4Q25 (BRL billion) 4.8% 1Q26 vs. 1Q25 1Q26 BRL 12.3 bn Recurring managerial result 0.3% 1Q26 vs. 4Q25 (BRL billion) 10.4% 1Q26 vs. 1Q25 1Q26 BRL 0.8 bn Market NII 37.4% 1Q26 vs. 4Q25 (BRL billion) 11.2% 1Q26 vs. 1Q25 1Q26 BRL 10.0 bn Cost of Credit 2.5% 1Q26 vs. 4Q25 (BRL billion) 4.5% 1Q26 vs. 1Q25 1.0 0.6 1.1 0.9 1Q22 1Q23 1Q24 1Q25 7.0 9.1 9.4 9.5 1Q22 1Q23 1Q24 1Q25 11.6 12.4 12.7 13.3 1Q22 1Q23 1Q24 1Q25 12.8 13.8 14.0 15.5 1Q22 1Q23 1Q24 1Q25 7.4 8.4 9.8 11.1 1Q22 1Q23 1Q24 1Q25 Note: The 2025 onwards results consider the application of Resolution 4,966. Figures up to 2023 do not reflect the reclassifications disclosed in 4Q25.

18 (1) Includes financial guarantees provided and private bonds; (2) Starting on 4Q24, 90 days NPL includes securities. Excluding the effect of credit sales (more details in the report “Management analysis of the operation and complete financial statements 1Q26”); (3) Deposits + Debentures + TVM Obligations + Loans and Transfers; From 4Q25, Repurchase Agreements involving third-party securities were incorporated. For better comparability, historical data has been reclassified. (4) LCR - Liquidity Coverage Ratio; (5) NSFR - Net Stable Funding Ratio. ...without overlooking risk management Credit Portfolio¹ 1,032 1,153 1,222 1,383 Mar-26 BRL 1,483 bn 0.5 % Mar-26 vs. Dec-25 7.2 % Mar-26 vs Mar-25 Mar-22 Mar-23 Mar-24 Mar-25 (BRL billion) 90 days NPL including securities 2.6 2.9 2.7 1.9 Mar-26² 1.9% 0.0 p.p. Mar-26 vs. Dec-25 Mar-22 Mar-23 Mar-24 Mar-25 (%) Funding3 1,111 1,301 1,395 1,509 Mar-26 BRL 1,667bn 2.0 % Mar-26 vs. Dec-25 10.5 % Mar-26 vs Mar-25 Mar-22 Mar-23 Mar-24 Mar-25 (BRL billion) LCR4 150 162 194 196 Mar-26 195.1% 19.9 p.p. Mar-26 vs. Dec-25 1.3 p.p. Mar-26 vs Mar-25 Mar-22 Mar-23 Mar-24 Mar-25 (%) NSFR5 120 129 126 122 Mar-26 122.0% 2.8 p.p. Mar-26 vs. Dec-25 0.3 p.p. Mar-26 vs Mar-25 Mar-22 Mar-23 Mar-24 Mar-25 (%) Tier I capital ratio 12.5 13.5 14.5 14.1 Mar-26 13.4% 0.4 p.p. Mar-26 vs. Dec-25 0.7 p.p. Mar-26 vs Mar-25 Mar-22 Mar-23 Mar-24 Mar-25 (%) 0.0 p.p. Mar-26 vs Mar-25

19 One Itaú - one of the main levers in the short term to intensify relationships with our clients Individuals - More engagement and focus on being the clients’ primary bank Insurance More than 20 products and services offered at our open platform and more than 15 partners Potential growth in the sector and increase penetration in our individual and corporate client base throughout own and third-party products Continue growing with leadership in the large corporate business in both credit and capital market solutions CorporateItaú Shop Exploring possible growth paths in different businesses Corporate development – guarantee the most complete portfolio of products and services Beyond banking - Solutions platform that goes beyond the banking needs of our clients Corporate - Strength of client relationship Increase of client base, mainly for lower-revenue clients, through a new commercial proposal focused on delivering a digital operation with a specific value offer (Itaú Emps)

2026 Guidance 20 2026 Guidance Total credit portfolio¹ Credit portfolio - Brazil Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate Growth between 5.5% and 9.5% Growth between 6.5% and 10.5% Between 29.5% and 32.5% Growth between 1.5% and 5.5% Growth between 5.0% and 9.0% Between BRL 38.5 bn and BRL 43.5 bn Between BRL 2.5 bn and BRL 5.5 bn Growth between 5.0% and 9.0% (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (+) expenses for claims.

21 (11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/relacoes-com-investidores/en/ Investor Relations